August 1, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sedibelo Resources Limited (formerly Sedibelo Platinum Mines Limited)
Registration Statement on Form F-1, as amended (File No. 333-266426)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sedibelo Resources Limited (formerly Sedibelo Platinum Mines Limited), a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. File No. 333-266426), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 29, 2022 and amended on September 14, 2022.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

* * *

Should you have any questions regarding the foregoing, please contact Karen Katri of White & Case LLP at 305-925-4788.

Very truly yours,

SEDIBELO RESOURCES LIMITED

By:	/s/ Erich Clarke
Name: Erich Clarke
Title: Chief Executive Officer

cc:	Elmarie Maritz, Chief Financial Officer
Sedibelo Resources Limited

Andrew Weisberg, Esq. Karen Katri, Esq. White & Case LLP

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